Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in MINISO Group Holding Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(NYSE: MNSO; HKEX: 9896)

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES;

(3) PROPOSED AUTHORISATION OF THE BOARD TO FIX THE REMUNERATION OF THE DIRECTORS;

(4) PROPOSED APPOINTMENT OF AUDITORS; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

A notice convening the annual general meeting of MINISO Group Holding Limited (the “Annual General Meeting”) to be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on Thursday, June 12, 2025 at 11:00 a.m. is set out on pages 17 to 22 of this circular. A form of proxy for use at the Annual General Meeting is also enclosed with this circular. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.miniso.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or to a holder’s bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong time) on Tuesday, June 10, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m. (New York time) on Tuesday, June 3, 2025 to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting. For the avoidance of doubt, holders of treasury Shares of the Company, if any, shall abstain from voting at the Company’s general meeting.

This circular is in English and Chinese. In case of any inconsistency, the English version shall prevail.

April 24, 2025

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Share(s), each of which represents four Shares

“ADS Record Date”	May 13, 2025 (New York time)

“AGM Notice”	the notice for convening the Annual General Meeting, which is set out on pages 17 to 22 of this circular

“Annual General Meeting”	the annual general meeting of the Company to be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on Thursday, June 12, 2025 at 11:00 a.m., or any adjournment thereof

“Articles of Association”	the articles of association of the Company as amended, supplemented or otherwise modified from time to time

“Audit Committee”	the audit committee of the Company

“Board”	the board of Directors

“CCASS”	The Central Clearing and Settlement System established and operated by HKSCC

“China” or “the PRC”	the People’s Republic of China, and for the purposes of this circular only, except where the context requires otherwise, references to China or the PRC exclude Hong Kong, the Macao Special Administrative Region of the People’s Republic of China and Taiwan

“close associate”	has the meaning ascribed to it under the Listing Rules

“Companies Act”	the Companies Act (As Revised), Chapter 22 of the Cayman Islands as amended, supplemented or otherwise modified from time to time

“Company”	MINISO Group Holding Limited, an exempted company incorporated under the laws of the Cayman Islands with limited liability, with its Shares listed on the main board of the Hong Kong Stock Exchange

DEFINITIONS

“Compensation Committee”	the Compensation Committee of the Company

“core connected person”	has the meaning ascribed to it under the Listing Rules

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	Hong Kong Securities Clearing Company Limited, including where the context so requires, its agents, nominees, representatives, officers and employees

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“Latest Practicable Date”	April 17, 2025, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, as amended, supplemented, or otherwise modified from time to time

“New York Stock Exchange” or “NYSE”	the New York Stock Exchange

“Repurchase Mandate”	a general mandate proposed to be granted to the Directors at the Annual General Meeting to repurchase Shares not exceeding 10% of the total number of the issued Shares (excluding any treasury Shares) as at the date of passing of the relevant resolution granting the Repurchase Mandate

DEFINITIONS

“Sale Mandate”	a general mandate proposed to be granted to the Directors at the Annual General Meeting to allot, issue and/or otherwise deal with (including any sale or transfer of treasury Shares out of treasury) Shares not exceeding 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the relevant resolution granting the Sale Mandate

“SFO”	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong, as amended, supplemented and otherwise modified from time to time

“Share(s)”	ordinary share(s) of nominal value of US$0.00001 each in the capital of the Company

“Share Record Date”	May 13, 2025 (Hong Kong time)

“Shareholder(s)”	the holder(s) of the Share(s)

“Takeovers Code”	the Codes on Takeovers and Mergers and Share Buy-backs, as amended, supplemented, or otherwise modified from time to time

“treasury Shares”	has the meaning ascribed to it under the Listing Rules which will come into effect on June 11, 2024 and as amended from time to time

“US$”	United States dollars, the lawful currency of the USA

“USA”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“%”	per cent

LETTER FROM THE BOARD

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

Executive Director:	Registered office:
Mr. YE Guofu (葉 國 富)	Maples Corporate Services Limited
(Chairman and Chief Executive Officer)	PO Box 309, Ugland House
Grand Cayman, KY1-1104
Independent non-executive Directors:	Cayman Islands
Ms. XU Lili (徐 黎 黎)
Mr. ZHU Yonghua (朱 擁 華)	Headquarters and principal place of business in China:
Mr. WANG Yongping (王 永 平)	8F, M Plaza
No. 109, Pazhou Avenue
Haizhu District, Guangzhou 510000
Guangdong Province
China

Principal place of business in Hong Kong:
Flats B-D, 35/F, Plaza 88
88 Yeung Uk Road, Tsuen Wan the New Territories
Hong Kong

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES;

(2) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES;

(3) PROPOSED AUTHORISATION OF THE BOARD TO FIX THE REMUNERATION OF THE DIRECTORS;

(4) PROPOSED APPOINTMENT OF AUDITORS; AND

(5) NOTICE OF ANNUAL GENERAL MEETING

LETTER FROM THE BOARD

1.	INTRODUCTION

The purpose of this circular is to give you the AGM Notice and the following proposals to be put forward at the Annual General Meeting:

(a)	the proposed grant of a general mandate to issue Shares;

(b)	the proposed grant of a general mandate to repurchase Shares;

(c)	the proposed authorisation of the Board to fix the remuneration of the Directors; and

(d)	the proposed appointment of the auditors and authorisation of the Board to fix their remuneration.

2.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

Pursuant to the resolution passed at the annual general meeting of the Company held on June 20, 2024, a general mandate was granted to the Directors to allot, issue and deal with Shares. Such mandate, to the extent not utilised by the date of the Annual General Meeting, will lapse at the conclusion of the Annual General Meeting.

In order to ensure flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to issue any new Shares (including any sale or transfer of treasury Shares), an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of the Sale Mandate to the Directors to exercise the powers of the Company to allot, issue and/or otherwise deal with additional Shares (including any sale or transfer of treasury Shares out of treasury) not exceeding 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the resolution in relation to the Sale Mandate.

As at the Latest Practicable Date, 1,251,337,357 Shares have been fully issued and paid. Subject to the passing of the ordinary resolution numbered 4(A) set out in the AGM Notice and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to issue a maximum of 125,133,735 Shares.

In addition, subject to a separate approval of the ordinary resolution numbered 4(C) set out in the AGM Notice, the number of Shares repurchased by the Company under the ordinary resolution numbered 4(B) set out in the AGM Notice will be added to extend the Sale Mandate as mentioned in the ordinary resolution numbered 4(A) set out in the AGM Notice provided that such additional value shall not exceed 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing the resolution in relation to the Repurchase Mandate. The Directors wish to state that they have no immediate plan to issue any new Shares (including to sell or transfer any treasury Shares out of treasury) pursuant to the Sale Mandate.

The Sale Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Sale Mandate is revoked or varied by an ordinary resolution of the Shareholders.

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

Pursuant to the resolution passed at the annual general meeting of the Company held on June 20, 2024, a general mandate was granted to the Directors to repurchase Shares. Such mandate will expire at the conclusion of the Annual General Meeting. In order to ensure flexibility and give discretion to the Directors in the event that it becomes desirable for the Company to repurchase Shares, an ordinary resolution will be proposed at the Annual General Meeting to approve the granting of the Repurchase Mandate to the Directors to exercise the powers of the Company to repurchase Shares on the Hong Kong Stock Exchange not exceeding 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of the resolution in relation to the Repurchase Mandate.

As at the Latest Practicable Date, 1,251,337,357 Shares have been fully issued and paid. Subject to the passing of the ordinary resolution numbered 4(B) set out in the AGM Notice and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 125,133,735 Shares.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix I to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution in relation to the Repurchase Mandate at the Annual General Meeting.

The Repurchase Mandate will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

4.	PROPOSED AUTHORISATION OF THE BOARD TO FIX THE REMUNERATION OF THE DIRECTORS

According to the Articles of Association, the ordinary remuneration of the Directors shall from time to time be determined by the Company in a general meeting.

Given that the remuneration of each of the Directors will be determined and recommended by the Compensation Committee after taking into account of a number of factors, including but not limited to, (i) the level of remuneration paid by comparable companies to their directors and senior management; (ii) the time commitment, responsibilities and achievements of the Directors; (iii) the market practice regarding executive remuneration package structures of comparable companies; and (iv) the experience and knowledge of the Directors, the Board considers it necessary to retain the flexibility to fix the Directors’ remuneration, and hence, proposes an ordinary resolution to authorise itself to fix the Directors’ remuneration from time to time. If the proposed resolution is approved by Shareholders at the Annual General Meeting, it will remain in effect until otherwise determined in a general meeting.

LETTER FROM THE BOARD

5.	PROPOSED APPOINTMENT OF AUDITORS

Reference is made to the announcement of the Company dated April 24, 2025 regarding the proposed change of the auditors of the Company. The current auditors of the Company, KPMG, will retire as the auditors of the Company upon expiration of their current term of office at the conclusion of the Annual General Meeting.

The Board, upon recommendation of the Audit Committee, proposes to appoint Ernest & Young and Ernst & Young Hua Ming LLP as the new auditors of the Company following the retirement of KPMG, subject to the approval of the Shareholders at the Annual General Meeting.

The Board, with recommendation from the Audit Committee, has resolved to propose to appoint Ernest & Young and Ernst & Young Hua Ming LLP (collectively, “EY”) as the new auditors of the Company following the retirement of KPMG, subject to the approval of the Shareholders at the Annual General Meeting.

The Audit Committee has considered a number of factors when recommending EY as the auditors of the Company to the Board, including but not limited to, (i) their experience in handling audit work for companies listed on Hong Kong Stock Exchange and the New York Stock Exchange, their industry knowledge and their familiarity with the requirements under the rules of the relevant stock exchanges and the International Financial Reporting Standards; (ii) their past experience as the auditors of Yonghui Superstores Co., Ltd* (永輝超市股份有限公司), (iii) their resources allocation, quality and capability including but not limited to manpower, time and other resources allocation; (iv) their independence and objectivity; and (v) their market reputation. EY have indicated their willingness to be appointed as auditors of the Company for the said period. Based on the above, the Audit Committee has assessed and considered EY are eligible and suitable to act as the auditors of the Company. The Board and the Audit Committee have reviewed the qualifications, competence and experience of EY and consider that EY meets the regulatory requirements and are of the view that the change of auditors is in the interest of the Company and the Shareholders as a whole.

KPMG Huazhen LLP has audited the consolidated financial statements of the Group in accordance with the standards of the PCAOB since 2019, and KPMG has audited the consolidated financial statements of the Group in accordance with Hong Kong Standards on Auditing since 2022. Consistent with good corporate governance practice, the Board considers that the change of auditors after an appropriate period of time will enhance the independence and objectivity of the external audit of the Company. The Board is of the view that retirement of KPMG as auditors of the Company is in the interest of the Company and the Shareholders as a whole.

*            for identification purpose only

LETTER FROM THE BOARD

The Board and the Audit Committee have confirmed that there is no disagreement between the Company and KPMG, and there are no matters in respect of the retirement of KPMG that need to be brought to the attention of the Shareholders. The Company is incorporated under the laws of the Cayman Islands and to the knowledge of the Board, there is no requirement under the laws of the Cayman Islands for the retiring auditor to confirm whether or not there is any circumstance connected with their retirement as the Company’s auditors which they consider should be brought to the attention of the Shareholders. KPMG has therefore not issued such confirmation.

Accordingly, an ordinary resolution will be proposed at the Annual General Meeting to appoint Ernest & Young and Ernst & Young Hua Ming LLP as the auditors of the Company to hold office from the conclusion of the Annual General Meeting and to authorise the Board to fix their remuneration for the year ending December 31, 2025.

6.	AGM NOTICE

Set out on pages 17 to 22 of this circular is the AGM Notice for the Annual General Meeting at which, inter alia, ordinary resolutions will be proposed to Shareholders to consider and approve the granting of the Sale Mandate and the Repurchase Mandate, the authorisation to fix the Directors’ remuneration, and the appointment of auditors and authorisation to fix their remuneration. The AGM Notice serves as the notice of general meeting required under Rule 13.71 of the Listing Rules. The AGM Notice is also available for viewing on the Company’s website at https://ir.miniso.com.

7.	FORM OF PROXY

A form of proxy is enclosed with this circular for use at the Annual General Meeting. Such form of proxy is also published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (https://ir.miniso.com).

Holders of record of the Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the Annual General Meeting in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to The Bank of New York Mellon if ADSs are held directly by holders on the books and records of The Bank of New York Mellon or to a holder’s bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be. Whether or not you propose to attend and vote at the said meeting, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the Shares) or your voting instructions to The Bank of New York Mellon if you hold your ADSs directly on the books and records of The Bank of New York Mellon or to your bank, brokerage, or other securities intermediary if you hold your ADSs indirectly through any of them, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong time) on Tuesday, June 10, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m. (New York time) on Tuesday, June 3, 2025 to enable the votes attaching to the Shares represented by your ADSs to be cast at the Annual General Meeting.

LETTER FROM THE BOARD

8.	VOTING BY POLL

As there is no Shareholder who has any material interest in the proposed resolutions regarding the Sale Mandate and the Repurchase Mandate, none of the Shareholders is required to abstain from voting on such resolutions. Separately, holders of treasury Shares (if any) shall abstain from voting on matters that require shareholders’ approval at the Company’s general meetings.

Pursuant to Rule 13.39(4) of the Listing Rules and article 73 of the Articles of Association, any resolution put to the vote of the Shareholders at a general meeting shall be taken by poll except where the chairman of the Annual General Meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Accordingly, each of the resolutions set out in the AGM Notice will be taken by way of poll. An announcement on the poll results will be published after the Annual General Meeting in the manner prescribed under Rule 13.39(5) of the Listing Rules.

On a poll, every Shareholder present in person or by proxy or, in the case of a Shareholder being a corporation, by its duly authorised representative, shall have one vote for every fully paid Share of which he/she/it is the holder. A Shareholder entitled to more than one vote need not use all his/her/its votes or cast all the votes he/she/it uses in the same way.

9.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

LETTER FROM THE BOARD

10.	RECOMMENDATION

The Directors consider that the proposed resolutions for the granting of the Sale Mandate and the Repurchase Mandate, the authorisation to fix Directors’ remuneration, and the appointment of auditors are in the interests of the Group and the Shareholders as a whole. The Directors therefore recommend the Shareholders to vote in favour of all the resolutions to be proposed at the Annual General Meeting.

11.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendix to this circular.

Yours faithfully
By order of the Board
MINISO Group Holding Limited
YE Guofu
Executive Director and Chairman

April 24, 2025

APPENDIX I	EXPLANATORY STATEMENT ON THE
REPURCHASE MANDATE

The following is an explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed Repurchase Mandate.

SHARE CAPITAL

As at the Latest Practicable Date, the number of issued Shares was 1,251,337,357 Shares of nominal value of US$0.00001 each which have been fully paid. Subject to the passing of the resolution in relation to the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged after the Latest Practicable Date and up to the date of the Annual General Meeting, the Company will be allowed to repurchase a maximum of 125,133,735 Shares which represent 10% of the total number of issued Shares as at the date of the Annual General Meeting.

REASONS FOR REPURCHASE

The Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Company to repurchase its Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the Company’s net asset value and/or its earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

FUNDING OF REPURCHASE

Repurchase of the Shares must be funded out of funds legally available for such purpose in accordance with the Listing Rules, the memorandum of association of the Company, the Articles of Association, the Companies Act and other applicable laws of the Cayman Islands. The Directors may not repurchase the Shares on the Hong Kong Stock Exchange for a consideration other than cash or for settlement otherwise than in accordance with the trading rules of the Hong Kong Stock Exchange. Subject to the foregoing, the Directors may make repurchases with profits of the Company or out of proceeds of a new issuance of Shares made for the purpose of the repurchase or out of the Company’s share premium account or, if authorised by the Articles of Association and subject to the Companies Act, out of capital.

The Directors believe that if the Repurchase Mandate is exercised in full, it may not have a material adverse impact on the working capital and gearing position of the Company, as compared with the positions disclosed in the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024. The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

APPENDIX I	EXPLANATORY STATEMENT ON THE
REPURCHASE MANDATE

GENERAL

None of the Directors nor, to the best of their knowledge, having made all reasonable enquiries, their respective close associates, have any present intention if the Repurchase Mandate is approved by the Shareholders, to sell any Shares to the Company.

No core connected persons have notified the Company that he or she or it has a present intention to sell any Shares to the Company, or has undertaken not to do so, if the Repurchase Mandate is approved by the Shareholders.

The Directors will exercise the Repurchase Mandate in accordance with the Listing Rules, the memorandum of association of the Company, the Articles of Association and the applicable laws of the Cayman Islands. Neither this explanatory statement nor the Repurchase Mandate has any unusual features.

The Company may cancel such repurchased Shares or hold them as treasury Shares, subject to market conditions and the Group’s capital management needs at the relevant time of the repurchases.

For any treasury Shares deposited with CCASS pending resale on the Hong Kong Stock Exchange, the Company shall (i) procure its broker not to give any instructions to HKSCC to vote at general meetings of the Company for the treasury Shares deposited with CCASS; and

(ii) in the case of dividends or distributions, withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the record date for the dividends or distributions, or take any other measures to ensure that it will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

TAKEOVERS CODE

If as a result of a repurchase of Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder, or a group of Shareholders acting in concert (within the meaning under the Takeovers Code), depending on the level of increase in the Shareholder’s interest, could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

APPENDIX I	EXPLANATORY STATEMENT ON THE
REPURCHASE MANDATE

As at the Latest Practicable Date, to the best knowledge of the Company, the following Shareholders were interested in more than 10% of the Shares then in issue. In the event that the Directors should exercise in full the power to repurchase Shares which is proposed to be granted pursuant to the Repurchase Mandate, the total interests of such Shareholders in the Shares would be increased to approximately the percentages set out in the last column as follows (assuming there is no other change in the issued share capital of the Company):

Name of Shareholders	Total number of Shares and underlying Shares interested	Approximate % of issued share capital as at the Latest Practicable Date	Approximate % of issued share capital if Repurchase Mandate is exercised in full
Mr. Ye Guofu(1)(2)(3)(4)	789,541,061 (L)	63.1%	70.1%
	14,000,000 (S)	1.1%	1.2%
Ms. Yang Yunyun(1)(2)(3)(4)	789,541,061 (L)	63.1%	70.1%
	14,000,000 (S)	1.1%	1.2%
Mini Investment Limited(2)	328,290,482 (L)	26.2%	29.2%
	14,000,000 (S)	1.1%	1.2%
YGF Development Limited(2)	328,290,482 (L)	26.2%	29.2%
	14,000,000 (S)	1.1%	1.2%
YYY MC Limited(3)	257,849,197 (L)	20.6%	22.9%
YYY Development Limited(3)	257,849,197 (L)	20.6%	22.9%
YGF MC Limited(4)	203,401,382 (L)	16.3%	18.1%

Notes:

(1)	Mr. Ye and Ms. Yang are spouses, and are therefore deemed to be interested in the equity interests held by each other.

(2)	Mini Investment Limited is wholly-owned by YGF Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands. All shares of YGF Development Limited are held by TMF (Cayman) Ltd. on behalf of YGF Trust, with TMF (Cayman) Ltd. as the trustee, and Mr. Ye and his family members as beneficiaries. Mr. Ye is both the settlor and the protector of YGF Trust and is deemed to be the controlling person of the YGF Trust. Under the SFO, Mr. Ye is deemed to be interested in all the interests in our Company held by Mini Investment Limited.

(3)	YYY MC Limited is wholly-owned by YYY Development Limited, a limited liability company incorporated under the laws of the British Virgin Islands. All shares of YYY Development Limited are held by TMF (Cayman) Ltd. on behalf of YYY Trust, with TMF (Cayman) Ltd. as the trustee, and Ms. Yang and her family members as beneficiaries. Ms. Yang is both the settlor and protector of YYY Trust and is deemed to be the controlling person of the YYY Trust. Under the SFO, Ms. Yang is deemed to be interested in all the interests in our Company held by YYY MC Limited.

(4)	YGF MC Limited is wholly-owned by Mr. Ye.

(5)	The letter “L” denotes the long position of such person in the relevant Shares. The letter “S” denotes the short position of such person in the relevant Shares.

APPENDIX I	EXPLANATORY STATEMENT ON THE
REPURCHASE MANDATE

In the event that the Repurchase Mandate is exercised in full and assuming that there is no other change in the issued share capital of the Company between the Latest Practicable Date and the date of repurchase, the shareholding of these Shareholders in the Company would be increased to the respective approximate percentages as shown in the last column of the table above. To the best knowledge and belief of our Directors, such increase would not give rise to an obligation to make a mandatory offer under Rule 26 of the Takeovers Code.

In addition, the Listing Rules prohibit a company from making repurchase on the Hong Kong Stock Exchange if the result of the repurchase would be that less than 25% (or such other prescribed minimum percentage as determined by the Hong Kong Stock Exchange) of the total number of issued Shares would be in public hands. The Directors do not propose to repurchase Shares which would result in the aggregate number of the Shares held by the public falling below the prescribed minimum percentage required by the Hong Kong Stock Exchange.

SHARE PRICES

The highest and lowest prices at which the Shares were traded on the Hong Kong Stock Exchange during the twelve months preceding the Latest Practicable Date were as follows:

Month	Highest prices	Lowest prices
	HK$	HK$
2024
April	47.20	37.00
May	51.35	42.95
June	46.50	36.65
July	39.20	31.50
August	34.20	28.20
September	39.85	20.00
October	43.00	29.45
November	39.80	31.55
December	49.50	39.15

2025
January	55.00	42.25
February	46.70	37.70
March	43.10	34.80
April (up to the Latest Practicable Date)	38.20	27.05

APPENDIX I	EXPLANATORY STATEMENT ON THE
REPURCHASE MANDATE

SHARE REPURCHASE MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has repurchased a total of 5,982,000 Shares on the Hong Kong Stock Exchange and a total of 344,464 ADSs (representing 1,377,856 Shares) on the New York Stock Exchange, details of which are as follows:

Hong Kong Stock Exchange

	No. of Shares repurchased by	Price per Share
Date of Repurchase	the Company	Highest	Lowest
		HK$	HK$
March 26, 2025	411,600	36.85	36.25
March 27, 2025	530,600	37.85	36.75
March 28, 2025	269,000	38.00	36.80
March 31, 2025	55,400	36.00	34.85
April 1, 2025	52,600	37.15	36.20
April 2, 2025	52,600	38.00	36.70
April 3, 2025	55,000	36.15	34.90
April 7, 2025	1,793,400	31.45	28.50
April 8, 2025	760,000	30.55	28.75
April 9, 2025	1,200,800	29.50	27.05
April 10, 2025	94,000	31.65	30.40
April 11, 2025	422,600	30.85	29.85
April 14, 2025	95,400	31.40	30.70
April 15, 2025	200	31.80	31.80
April 16, 2025	93,200	32.35	30.05
April 17, 2025	95,600	30.60	29.90

APPENDIX I	EXPLANATORY STATEMENT ON THE
REPURCHASE MANDATE

New York Stock Exchange

	No. of Shares repurchased by	Price per Share
Date of Repurchase	the Company	Highest	Lowest
		US$	US$
October 17, 2024	164,400	3.88	3.75
October 18, 2024	36,400	4.07	3.99
March 31, 2025	52,600	4.63	4.59
April 1, 2025	52,400	4.78	4.70
April 2, 2025	51,280	4.88	4.77
April 3, 2025	51,200	4.54	4.40
April 4, 2025	57,800	4.21	3.98
April 7, 2025	95,620	4.09	3.93
April 8, 2025	168,412	3.85	3.51
April 9, 2025	114,604	4.06	3.60
April 10, 2025	99,200	3.93	3.76
April 11, 2025	99,100	4.04	3.91
April 14, 2025	76,020	4.19	4.04
April 15, 2025	59,220	4.16	4.08
April 16, 2025	100,000	3.90	3.83
April 17, 2025	99,600	3.97	3.87

Save as disclosed above, the Company has not purchased, sold or redeemed any of its Shares (whether on the Hong Kong Stock Exchange or otherwise) during six months prior to the Latest Practicable Date.

NOTICE OF THE ANNUAL GENERAL MEETING

MINISO Group Holding Limited

名 創 優 品 集 團 控 股 有 限 公 司

(A company incorporated in the Cayman Islands with limited liability)

(Stock Code: 9896)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the “Annual General Meeting”) of MINISO Group Holding Limited (the “Company”) will be held at Flats B-D, 35/F, Plaza 88, 88 Yeung Uk Road, Tsuen Wan, the New Territories, Hong Kong on Thursday, June 12, 2025 at 11:00 a.m. for the following purposes:

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the fiscal year ended December 31, 2024 and the reports of the directors and auditor thereon.

2.	To authorise the board (the “Board”) of directors (the “Directors”) of the Company to fix the remuneration of the Directors.

3.	To appoint Ernst & Young and Ernst & Young Hua Ming LLP as the auditors of the Company and authorise the Board to fix their remuneration for the year ending December 31, 2025.

4.	To consider and, if thought fit, pass with or without modification the following resolutions as ordinary resolutions:

(A)	“That:

(i)	subject to paragraph (iii) below, pursuant to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of the Hong Kong Limited (the “Hong Kong Stock Exchange”), a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to allot, issue and/or otherwise deal with additional shares of the Company (including any sale or transfer of treasury shares (which shall have the meaning ascribed to it under the Listing Rules) out of treasury) or securities convertible into shares, or options, warrants or similar rights to subscribe for shares or such convertible securities of the Company and to make or grant offers, agreements and/or options (including bonds, warrants and debentures convertible into shares of the Company);

NOTICE OF THE ANNUAL GENERAL MEETING

(ii)	the mandate in paragraph (i) above shall be in addition to any other authorisation given to the Directors and shall authorise the Directors during the Relevant Period (as defined hereinafter) to make or grant offers, agreements and/or options which may require the exercise of such powers after the end of the Relevant Period;

(iii)	the aggregate number of shares allotted and issued or agreed conditionally or unconditionally to be allotted and issued (whether pursuant to options or otherwise) by the Directors during the Relevant Period (as defined hereinafter) pursuant to paragraph (i) above, otherwise than pursuant to:

(a)	any Rights Issue (as defined hereinafter);

(b)	the grant or exercise of any option under any share option scheme of the Company (if applicable) or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the Directors, officers and/or employees of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for shares or rights to acquire shares of the Company;

(c)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the share incentive plan of the Company;

(d)	any scrip dividend scheme or similar arrangement providing for the allotment and issue of shares in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company; or

(e)	a specific authority granted by the shareholders of the Company in general meeting, shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.

NOTICE OF THE ANNUAL GENERAL MEETING

(iv)	for the purpose of this resolution:

(a)	“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(1)	the conclusion of the next annual general meeting of the Company;

(2)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(3)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution; and

(b)	“Rights Issue” means an offer of shares of the Company or an issue of warrants, options or other securities giving rights to subscribe for shares of the Company, open for a period fixed by the Directors to holders of shares of the Company on the register of members on a fixed record date in proportion to their then holdings of such shares of the Company (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or, having regard to any restrictions or obligations under the laws of, or the requirements of, or the expense or delay which may be involved in determining the exercise or extent of any restrictions or obligations under the laws of, or the requirements of, any jurisdiction, any recognised regulatory body or any stock exchange applicable to the Company).”

(B)	“That:

(i)	subject to paragraph (ii) of this resolution, a general mandate be and is hereby generally and unconditionally given to the Directors during the Relevant Period (as defined hereinafter) to exercise all the powers of the Company to repurchase shares of the Company on the Hong Kong Stock Exchange or on any other stock exchange on which the shares of the Company may be listed and which is recognized for this purpose by the Securities and Futures Commission of Hong Kong and the Hong Kong Stock Exchange and, subject to and in accordance with all applicable laws, rules and regulations;

NOTICE OF THE ANNUAL GENERAL MEETING

(ii)	the aggregate number of shares to be repurchased pursuant to the mandate in paragraph (i) of this resolution shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing this resolution, and if any subsequent consolidation or subdivision of shares is conducted, the maximum number of shares that may be repurchased under the mandate in paragraph (i) above as a percentage of the total number of issued shares at the date immediately before and after such consolidation and subdivision shall be the same, and the mandate shall be limited accordingly; and

(iii)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:

(a)	the conclusion of the next annual general meeting of the Company;

(b)	the expiry of the period within which the next annual general meeting of the Company is required by any applicable laws or the articles of association of the Company to be held; and

(c)	the passing of an ordinary resolution by the shareholders of the Company in general meeting revoking or varying the authority given to the Directors by this resolution.”

(C)	“That conditional upon the resolutions numbered 4(A) and 4(B) set out in this notice being passed, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and/or otherwise deal with new shares of the Company (including any sale or transfer of treasury shares out of treasury) and to make or grant offers, agreements and/or options which might require the exercise of such powers pursuant to the resolution numbered 4(A) set out in this notice be and is hereby extended by the addition to the number of the issued shares of the Company which may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued by the Directors pursuant to such general mandate of an amount representing the number of shares of the Company repurchased by the Company under the mandate granted pursuant to the resolution numbered 4(B) set out in this notice, provided that such extended amount shall not exceed 10% of the total number of issued shares of the Company (excluding any treasury shares) as at the date of passing of the said resolution.”

NOTICE OF THE ANNUAL GENERAL MEETING

SHARES RECORD DATE AND ADS RECORD DATE

The Board has fixed the close of business on May 13, 2025 (Hong Kong time) as the record date (the “Share Record Date”) of the Company’s shares. Holders of record of the Company’s shares (as of the Share Record Date) are entitled to attend and vote at the Annual General Meeting and any adjourned meeting thereof.

Holders of American depositary shares (the “ADSs”) as of the close of business on May 13, 2025 (New York time) (the “ADS Record Date”), who wish to exercise their voting rights for the underlying shares must give voting instructions either directly to The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly on the books and records of The Bank of New York Mellon, or indirectly through a bank, brokerage or other securities intermediary if ADSs are held by any of them on behalf of holders, as the case may be.

ATTENDING THE ANNUAL GENERAL MEETING

Only holders of record of the Company’s shares as of the Share Record Date are entitled to attend and vote at the Annual General Meeting. All officers and agents of the Company reserve the right to refuse any person entry to the Annual General Meeting venue, or to instruct any person to leave the Annual General Meeting venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the Annual General Meeting.

PROXY FORMS AND ADS VOTING CARDS

A holder of the Company’s shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the Annual General Meeting. A holder of ADSs as of the ADS Record Date will need to directly instruct The Bank of New York Mellon, the depositary of the ADSs, if ADSs are held directly by holders on the books and records of The Bank of New York Mellon, or instruct a holder’s a bank, brokerage or other securities intermediary if the ADSs are held by any of them on behalf of holders, as the case may be, as to how to vote the shares represented by the ADSs. Please refer to the proxy form (for holders of the shares) which is available on our website at https://ir.miniso.com.

NOTICE OF THE ANNUAL GENERAL MEETING

Holders of record of the Company’s shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the Annual General Meeting in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of the shares) or your voting instructions to The Bank of New York Mellon, if your ADSs are held directly on the books and records of The Bank of New York Mellon, or to your bank, brokerage or other securities intermediary, if your ADSs are held by any of them on your behalf, as the case may be (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 11:00 a.m. (Hong Kong time) on Tuesday, June 10, 2025 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong to ensure your representation at the Annual General Meeting; and The Bank of New York Mellon must receive your voting instructions by no later than 12:00 p.m. (New York time) on Tuesday, June 3, 2025 to enable the votes attaching to the shares represented by your ADSs to be cast at the Annual General Meeting. For the avoidance of doubt, holders of treasury shares of the Company (if any) are not entitled to vote at the Annual General Meeting.

By order of the Board
MINISO Group Holding Limited
YE Guofu
Executive Director and Chairman

Hong Kong, April 24, 2025

Registered office:	Headquarters and principal place of business in China:
Maples Corporate Services Limited	8F, M Plaza
PO Box 309, Ugland House	No. 109, Pazhou Avenue
Grand Cayman, KY1-1104	Haizhu District, Guangzhou 510000
Cayman Islands	Guangdong Province
China

As of the date of this notice, the Board comprises Mr. YE Guofu as executive Director, Ms. XU Lili, Mr. ZHU Yonghua and Mr. WANG Yongping as independent non-executive Directors.